                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             IMPERIAL SUGAR COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    453096208
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                  Steven London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                December 9, 2004
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  453096208

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Master Fund, Ltd.
       98-0425156

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                (x)
3      SEC USE ONLY

4      SOURCE OF FUNDS
       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands


       NUMBER OF        7   SOLE VOTING POWER
        SHARES              1,026,025
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH

                        8   SHARED VOTING POWER
                            0

                        9   SOLE DISPOSITIVE POWER
                            0

                        10  SHARED DISPOSITIVE POWER
                            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,026,025

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [_]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%

14     TYPE OF REPORTING PERSON
       OO

CUSIP No.  453096208

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Asset Management, LLC
       22-3563247

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                (x)
3      SEC USE ONLY

4      SOURCE OF FUNDS
       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

       NUMBER OF        7   SOLE VOTING POWER
        SHARES              0
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH

                        8   SHARED VOTING POWER
                            1,173,341

                        9   SOLE DISPOSITIVE POWER
                            0

                        10  SHARED DISPOSITIVE POWER
                            1,173,341

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,173,341

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [_]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.3%

14     TYPE OF REPORTING PERSON
       IA

CUSIP No.  453096208

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George J. Schultze
       ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                (x)
3      SEC USE ONLY

4      SOURCE OF FUNDS
       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

       NUMBER OF        7   SOLE VOTING POWER
        SHARES              0
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH

                        8   SHARED VOTING POWER
                            1,173,341

                        9   SOLE DISPOSITIVE POWER
                            0

                        10  SHARED DISPOSITIVE POWER
                            1,173,341

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,173,341

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [_]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.3%

14     TYPE OF REPORTING PERSON
       IN

                                  SCHEDULE 13D

Company: Imperial Sugar Company.                         CUSIP Number: 453096208

ITEM 1.           SECURITY AND ISSUER.


      This Amendment No. 2 (the "Amendment No. 2") to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 20, 2004 (the "Original Statement") and the Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on October 12, 2004 ("Amendment No. 1"), on behalf of Schultze Asset Management, LLC, and relates to the common stock, no par value (the "Common Stock"), of Imperial Sugar Company, a Texas corporation (the "Company"). This Amendment No. 2 is filed by Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze (collectively, the Reporting Persons). The principal executive offices of the Company are located at One Imperial Square, PO Box 9, Sugar Land, TX 77487, United States. Except as set forth herein, the Original Statement is unmodified.


ITEM 2.           IDENTITY AND BACKGROUND.


      Schultze Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and
(iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, the Schultze Asset Management, LLC has the sole power to vote and dispose of the Common Stock owned by the Managed Accounts.

      Schultze Master Fund, Ltd., a Cayman Islands company, is one of Schultze Asset Management, LLC's Managed Accounts. Schultze Master Fund, Ltd.'s principal business address is c/o Caledonian Fund Svcs. Ltd, P.O. Box 1043 GT, Grand Cayman, Cayman Islands.

      George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC. George
J. Schultze's business address is 3000 Westchester Avenue, Purchase, NY 10577.

      This Amendment No. 2 reports Schultze Asset Management, LLC's and George J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

                                         Shares of Common Stock of
              Managed Account                  the Company
              ---------------                  -----------
         Schultze Master Fund, Ltd.             1,026,025
         AIP Alpha Strategies I Fund              76,625
         Arrow Distressed Securities              69,621
         Fund
         Yolanda Schultze                         1,070
               TOTAL                            1,173,341


In addition, this Amendment No. 2 reports the direct ownership of Schultze Master Fund, Ltd. of 1,026,025 shares of Common Stock of the Company.

      During the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All funds used to purchase or acquire a security interest in the Company came directly from proceeds of investment advisory clients.

ITEM 4.           PURPOSE OF TRANSACTION.

      Schultze Asset Management, LLC may hold discussions with management, the board and other shareholders concerning ways of maximizing shareholder value including any or all of the following:

      (a)   one-time special dividends, or
      (b)   stock buy-backs.

As disclosed in the Original Statement and Amendment No. 1, it is Schultze Asset Management, LLC's belief that the Company's stock is substantially undervalued. As such, Schultze Asset Management, LLC may also make proposals to the board, seek to change the composition of, or seek representation on, the board, or solicit proxies or written consents from other shareholders, all with the underlying purpose of increasing shareholder value. In addition, the Reporting
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Persons may acquire additional shares (i) for investment purposes, (ii) to change or influence the control of the Company, and/or (iii) with a view toward a possible acquisition of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 1,173,341 shares of Common Stock of the Company, which represents approximately 11.3% of the issued and outstanding shares of Common Stock of the Company (based upon the 10,378,700 shares of Common Stock stated to be issued and outstanding by the Company in its latest Annual Report on Form 10-K, filed with the Securities Exchange Commission on December 9, 2004).


(b) Schultze Asset Management, LLC has the sole power to vote and dispose of the 1,173,341 shares of Common Stock, and George J. Schultze controls Schultze Asset Management, LLC.


(c) Except as described in the Amendment No. 1 and this Amendment No. 2, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.


(d) Schultze Master Fund, Ltd. directly owns 1,026,025 shares of Common Stock of the Company, which represents approximately 9.9% of the issued and outstanding shares of Common Stock of the Company (based upon the 10,378,700 shares of Common Stock stated to be issued and outstanding by the Company in its latest Annual Report on Form 10-K, filed with the Securities Exchange Commission on December 9, 2004).


(e) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.


(f) Although Schultze Asset Management, LLC is the investment adviser for Schultze Master Fund, Ltd., Schultze Master Fund, Ltd.'s board of directors has the power to vote the shares of Common Stock directly owned by Schultze Master Fund, Ltd.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in this Amendment No. 2, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I. Joint Filing Agreement by and among Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze, dated as of December 20, 2004.

                                    SIGNATURE


      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: December 20, 2004


                                    SCHULTZE MASTER FUND, LTD.


                                    By: /s/ George J. Schultze
                                        -------------------------------------
                                    Name: George J. Schultze
                                    Title: Managing Member of Investment Manager


                                    SCHULTZE ASSET MANAGEMENT, LLC


                                    By: /s/ George J. Schultze
                                        -------------------------------------
                                    Name: George J. Schultze
                                    Title: Managing Member


                                    /s/ George J. Schultze
                                    ----------------------
                                    George J. Schultze